# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Venu Holding Corp, CIK 0001770501
CUSIP: 92333E104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1755 TELSTAR DR, STE 501, COLORADO SPRINGS, Colorado (CO), 80920
Date of event which requires filing of this statement: 12/09/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002076354

## Reporting persons
- O'Neil Kevin Wayne: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,011,657; shared voting power 0; sole dispositive power 6,011,657; shared dispositive power 0; aggregate amount beneficially owned 6,011,657 (13.9% of the class)
  Comment: .
- KWO, LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); sole voting power 6,011,657; shared voting power 0; sole dispositive power 6,011,657; shared dispositive power 0; aggregate amount beneficially owned 6,011,657 (13.9% of the class)

## Item 1. Issuer
Name of issuer: Venu Holding Corp
Address of issuer's principal executive offices: 1755 TELSTAR DR, STE 501, COLORADO SPRINGS, COLORADO, 80920

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Kevin ONeil (ONeil) and KWO, LLC, a Colorado limited liability company (KWO, and together with ONeil, the Reporting Persons). ONeil is the sole member and managing member of KWO and, as such, may be deemed to beneficially own the securities held directly by KWO.
The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons constitute a group for purposes of Section 13(d)(3) or that any such person is the beneficial owner of any securities other than those set forth in this Schedule 13G.
Address of principal business office or, if none, residence: 422 E Vermijo Avenue, Colorado Springs, CO 80903
Citizenship:
ONeil is United States citizen
KWO organized in Colorado

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
6,011,657

Consists of (a)(i) 2,503,505 shares of common stock and (ii) warrants to purchase an aggregate of 1,895,000 shares of common stock which are presently exercisable or exercisable within 60 days of the filing of this Schedule 13G, in each case held by ONeil and (b) 1,613,152 shares of common stock held by KWO. ONeil is the sole member and managing member of KWO and, as such, may be deemed to beneficially own the securities held directly by KWO. ONeils spouse separately holds warrants to purchase 100,000 shares of common stock of the Issuer. The Reporting Persons do not have, and disclaim, any voting, investment, or dispositive power with respect to such warrants and therefore do not beneficially own such securities for purposes of Section 13(d).
Percent of class:
13.9
Based on 43,186,232 shares of common stock outstanding as of September 3, 2025 as stated by the Issuer in its Schedule 14A filed with the SEC on September 11, 2025.
Sole power to vote or to direct the vote:
6,011,657
Consists of (a)(i) 2,503,505 shares of common stock and (ii) warrants to purchase an aggregate of 1,895,000 shares of common stock which are presently exercisable or exercisable within 60 days of the filing of this Schedule 13G, in each case held by ONeil and (b) 1,613,152 shares of common stock held by KWO. ONeil is the sole member and managing member of KWO and, as such, may be deemed to beneficially own the securities held directly by KWO. ONeils spouse separately holds warrants to purchase 100,000 shares of common stock of the Issuer. The Reporting Persons do not have, and disclaim, any voting, investment, or dispositive power with respect to such warrants and therefore do not beneficially own such securities for purposes of Section 13(d).
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
6,011,657
Consists of (a)(i) 2,503,505 shares of common stock and (ii) warrants to purchase an aggregate of 1,895,000 shares of common stock which are presently exercisable or exercisable within 60 days of the filing of this Schedule 13G, in each case held by ONeil and (b) 1,613,152 shares of common stock held by KWO. ONeil is the sole member and managing member of KWO and, as such, may be deemed to beneficially own the securities held directly by KWO. ONeils spouse separately holds warrants to purchase 100,000 shares of common stock of the Issuer. The Reporting Persons do not have, and disclaim, any voting, investment, or dispositive power with respect to such warrants and therefore do not beneficially own such securities for purposes of Section 13(d).
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- O'Neil Kevin Wayne: Kevin O'Neil, Manager (10/14/2025)
- KWO, LLC: Kevin O'Neil, Manager (10/14/2025)